June 17, 2011

Via EDGAR

Ms. Christina DiAngelo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Robeco-Sage Multi-Strategy Fund, L.L.C. (File No. 333-174009) (the "Registrant" or the "Multi-Strategy Fund")

Dear Ms. DiAngelo:

On behalf of the above-referenced Registrant, below is the "accounting survivor analysis" as requested by the Staff's comments conveyed telephonically on June 2, 2011 with regard to the Registration Statement on Form N-14, filed by the Registrant with the U.S. Securities and Exchange Commission ("SEC") on May 6, 2011 pursuant to the Securities Act of 1933, as amended.

Accounting Survivor Analysis

The Registrant believes that the Multi-Strategy Fund is the appropriate accounting survivor. According to a no-action letter to North American Security Trust ("NAST"),1 in order to determine which fund should be the accounting survivor, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund. In NAST, the Staff listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i) Comparison of investment advisers. Robeco Investment Management, Inc. ("Robeco") is currently the investment adviser to each of the Multi-Strategy Fund and Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "TEI Fund"), the fund which will merge with and into the Multi-Strategy Fund. The Multi-Strategy Fund, upon the merger, is referred to herein as the "Combined Fund."  As discussed in the Registration Statement, it is separately proposed that Arden Asset Management LLC serve as investment adviser for the Combined Fund (as well as the TEI Fund, if the merger is not approved by shareholders).  This factor is thus neutral in the accounting survivor analysis.

(ii) Comparison of portfolio composition. Both the Multi-Strategy Fund and the TEI Fund invest substantially all of their investable assets in a master fund ("MSMF" and "TEI MF," respectively), which, in turn invests primarily in private investment funds, joint ventures,

1   See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994)

investment companies and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.

TEI MF invests primarily in Portfolio Funds managed by the same Portfolio Managers that manage the Portfolio Funds held by MSMF.  It is expected that, if the reorganization is approved, TEI MF will transfer some of its current investments in offshore Portfolio Funds into the corresponding domestic Portfolio Fund managed by the same Portfolio Manager as the offshore Portfolio Fund. For the remaining investments held by TEI MF, MSMF either currently holds the same Portfolio Funds or MSMF anticipates seeking to continue to hold such Portfolio Funds following the reorganization.

Therefore, it is anticipated that after the reorganization, the Combined Fund's portfolio composition will more resemble the current composition of the MSMF portfolio, than the portfolio of TEI MF.  Therefore, this factor suggests that the Multi-Strategy Fund should be the accounting survivor following the merger.

(iii) Comparison of investment objectives, policies and restrictions. The investment objectives, policies and restrictions for the Multi-Strategy Fund and the TEI Fund are substantially identical, with one minor difference.2 The Combined Fund will retain the investment objectives, policies and restrictions of the Multi-Strategy Fund, including the minor difference (referenced in Note 3 below).  Therefore, this factor suggests that the Multi-Strategy Fund should be the accounting survivor following the merger.

(iv) Comparison of expense structure and expense ratio.

The Multi-Strategy Fund and the TEI Fund have the same fee structure. The fee structure and expense ratios for the Multi-Strategy Fund and the TEI Fund, as well as the Combined Fund post-merger, are listed below.

Expense Comparison

All expenses are as of March 31, 2011.

Maximum Sales Load for each Fund
TEI Fund: 2.5% of investor's investment amount
Multi-Strategy Fund: 2.5% of investor's investment amount
Combined Fund: 2.5% of investor's investment amount

Advisory Fees for each Fund
TEI Fund: 0.75%
Multi-Strategy Fund: 0.75%
Combined Fund: 0.75%

2  One of the TEI Fund's investment policies and restrictions is: "The Fund may not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry or group of related industries, except that the Fund may invest 25% or more of the value of its total assets in Portfolio Funds but will not invest 25% or more of the value of its total assets in Portfolio Funds that focus on investing in any single industry or group of related industries. The Multi-Strategy Fund has the same investment policy/restriction, with the exception of the italicized section.

Net Expense Ratios for each Fund
TEI Fund: 7.40%
Multi-Strategy Fund: 7.22%
Combined Fund (pro forma): 7.22%

Total Direct and Acquired Annual Fund Operating Expenses, exclusive of waivers:
TEI Fund: 9.90%
Multi-Strategy Fund: 7.60%
Combined Fund (pro forma): 7.57%

As a result of the difference in asset size, the Multi-Strategy Fund's expenses are lower than those of the TEI Fund, and are more similar to the expenses of the Combined Fund after the merger. In fact, the Combined Fund will maintain the identical expense structure of the Multi-Strategy Fund.  This factor suggests that the Multi-Strategy Fund should be the accounting survivor following the merger.

(v) Comparison of relative asset sizes of the funds involved in the Reorganization. The net assets of the Multi-Strategy Fund ($100.9 million as of March 31, 2011) are significantly larger than the net assets of the TEI Fund ($15.3  million as of March 31, 2011). Therefore, the net current assets of Multi-Strategy Fund will constitute approximately 87% of the Combined Fund post-merger while the TEI Fund's current net assets will constitute the remainder.  Because the Multi-Strategy Fund will constitute the majority of the assets of the Combined Fund post-merger, this factor suggests that the Multi-Strategy Fund should be the accounting survivor.

Conclusion: In light of the fact that following the merger the advisory team, portfolio composition, objective, policies and restrictions, and expense structure of the Multi-Strategy Fund will survive and the Multi-Strategy Fund's current assets will constitute a majority of the Combined Fund, the Registrant believes that the accounting survivor should be the Multi-Strategy Fund.